Exhibit 99.23

VERSES

VERSES Announces the First Wayfinder-Based AI Routing Agent for Multi-System Spatial Computing

VANCOUVER, British Columbia, June 26, 2023 -- VERSES AI Inc. (CBOE:VERS) (OTCQX:VRSSF) (Frankfurt: J9A) ("VERSES" or the "Company"), a cognitive computing company specializing in the next generation of artificial intelligence, announces the release of the first Wayfinder Service-based AI Routing Agent.

The Wayfinder Routing Agent provides AI routing capability for any networked system such as autonomous robots, forklifts and other machines, and human operators in industrial environments. The Wayfinder Routing Agent is based on the routing service provided in the Company's Wayfinder application. This Agent easily integrates with existing systems and seamlessly provides orchestration across multi-vendor mobile robotic platforms, enabling efficient and coordinated navigation within complex warehouses and other large-scale industrial settings that involve collaborative and co-working scenarios with humans and robotic automation. VERSES' partners SVT Robotics and Blue Yonder are the first users of the Routing Agent and have begun integrating the VERSES Routing into their solutions.

"Releasing the first vendor agnostic Wayfinder Service is a huge accomplishment for our team and for our partners," said James Hendrickson, President and General Manager of VERSES Enterprise. "Our AI Routing Agent can be integrated into any partner application to provide advanced routing without requiring a major hardware or software upgrade. We have more Wayfinder Services on our near-term roadmap and we can't wait to extend our routing to provide maps and visual guidance to workers and supervisors for a holistic view of the systems that power our modern economy."

VERSES believes its Routing Agent represents a step forward in robotics technology and industrial logistics and to its knowledge is the first system that applies the solutions outlined in "The Road to Autonomy: A Path To Global AI Governance," jointly published by VERSES and Dentons.

The Verses Routing Agent is based on a solid foundation: the pre-ratified version of IEEE P2874 Spatial Web Protocol. This offers many advantages, such as interoperability, standard tools for extracting, transforming, and loading data into any robotic or computational system, spatial-based AI algorithms for intelligent routing, and the ability to scale and extend the system in the future. The Verses Routing Agent addresses shortfalls in siloed systems by enhancing the performance and utilization of mixed fleets, increasing operational efficiency and enhancing visibility. This Routing Agent can be used to visualize routes and mirror live travel paths within a digital twin.

The AI Routing Agent's broad compatibility across a wide range of robotics vendors provides flexibility and optimization. It enables operations teams to effectively manage their current and future robotic fleets, reduce vendor-specific constraints, and promote smooth and coordinated operation even within the most complex environments.

"With our AI Routing Agent and integration tools and APIs, businesses no longer need to be held back by the limitations of vendor-specific systems. Our technology allows for seamless integration and management across a diverse range of robotics platforms, empowering businesses to maximize the efficiency of their operations," adds Hendrickson.

The Wayfinder AI Routing Agent is now available to partners globally. It comes with comprehensive technical support, documentation, and integration assistance, ensuring a smooth transition and operational effectiveness. To learn more about the Wayfinder AI Routing Agent, please visit https://www.verses.ai/wayfinder#RoutingAgent. To learn more about becoming a VERSES partner, please visit https://www.verses.ai/partners.

About VERSES

VERSES is a cognitive computing company specializing in next-generation Artificial Intelligence. Modeled after natural systems and the design principles of the human brain and the human experience, VERSES flagship offering, GIA™, is an Intelligent Agent for anyone powered by KOSM™, a network operating system enabling distributed intelligence. Built on open standards, KOSM transforms disparate data into knowledge models that foster trustworthy collaboration between humans, machines, and AI, across digital and physical domains. Imagine a smarter world that elevates human potential through innovations inspired by nature. Learn more at VERSES, LinkedIn and Twitter.

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